                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                 --------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                    PURSUANT TO RULE 13d-1(a) AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13d-2(a)

                              (Amendment No. 3)(1)

                                   SIRVA, INC.
--------------------------------------------------------------------------------
                                  (Name of issuer)

                     COMMON STOCK, $0.01 PAR VALUE PER SHARE
--------------------------------------------------------------------------------
                           (Title of class of securities)

                                   82967Y 10 4
--------------------------------------------------------------------------------
                                   (CUSIP number)

                                STEVEN WOLOSKY, ESQ.
                   OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                Park Avenue Tower
                               65 East 55th Street
                              New York, New York 10022
                                   (212) 451-2300
--------------------------------------------------------------------------------
                   (Name, address and telephone number of person
                 authorized to receive notices and communications)

                                  February 6, 2007
--------------------------------------------------------------------------------
              (Date of event which requires filing of this statement)

----------------------------
1.          If the filing  person has  previously  filed a statement on Schedule
13G to report the  acquisition  that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e),  13d-1(f) or 13d-1(g),  check the following box / /.

            NOTE.  The  Schedules  filed in paper format shall  include a signed original  and five copies of the  schedule,  including  all  exhibits.  SEE Rule
13d-7(b) for other parties to whom copies are to be sent.

                           (Continued on following pages)
                                (Page 1 of 13 Pages)

------------------------                                  ----------------------
CUSIP No. 82967Y 10 4                 13D                    Page 2 of 13 Pages
------------------------                                  ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    MLF Investments, LLC
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    AF, OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    Delaware
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  0 shares
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   11,276,800(1) shares
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              0 shares
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              11,276,800(1) shares
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    11,276,800(1) shares
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    14.3%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) Includes  5,000,000  shares  issuable upon  conversion of the 8% convertible perpetual preferred stock of the Issuer (the "Convertible Preferred Stock"), since  issuance  of such  Convertible  Preferred  Stock could be approved by
    shareholders   within  60  days  from  the  date  hereof.  Upon  receipt  of shareholder approval, the Convertible Preferred Stock shall be issued to MLF
    Offshore  Portfolio  Company,  L.P. ("MLF Offshore") in exchange for the 10%
    senior  convertible  note,  due June 1, 2011,  which MLF Offshore  currently holds (the "Exchange").  As of the date hereof, the Issuer has not solicited proxies to approve the Exchange and there is no assurance  that the Exchange will be approved by the  shareholders  of the Issuer within 60 days from the date hereof.

------------------------                                  ----------------------
CUSIP No. 82967Y 10 4                 13D                    Page 3 of 13 Pages
------------------------                                  ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    MLF Offshore Portfolio Company, L.P.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    Cayman Islands
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  0 shares
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   11,276,800(1) shares
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              0 shares
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              11,276,800(1) shares
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    11,276,800(1) shares
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    14.3%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) Includes  5,000,000  shares  issuable upon  conversion of the 8% convertible perpetual preferred stock of the Issuer (the "Convertible Preferred Stock"), since  issuance  of such  Convertible  Preferred  Stock could be approved by
    shareholders   within  60  days  from  the  date  hereof.  Upon  receipt  of shareholder approval, the Convertible Preferred Stock shall be issued to MLF
    Offshore  Portfolio  Company,  L.P. ("MLF Offshore") in exchange for the 10%
    senior  convertible  note,  due June 1, 2011,  which MLF Offshore  currently holds (the "Exchange").  As of the date hereof, the Issuer has not solicited proxies to approve the Exchange and there is no assurance  that the Exchange will be approved by the  shareholders  of the Issuer within 60 days from the date hereof.

------------------------                                  ----------------------
CUSIP No. 82967Y 10 4                 13D                    Page 4 of 13 Pages
------------------------                                  ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    MLF Cayman GP, Ltd.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    AF, OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    Cayman Islands
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  0 shares
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   11,276,800(1) shares
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              0 shares
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              11,276,800(1) shares
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    11,276,800(1) shares
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    14.3%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    CO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) Includes  5,000,000  shares  issuable upon  conversion of the 8% convertible perpetual preferred stock of the Issuer (the "Convertible Preferred Stock"), since  issuance  of such  Convertible  Preferred  Stock could be approved by
    shareholders   within  60  days  from  the  date  hereof.  Upon  receipt  of shareholder approval, the Convertible Preferred Stock shall be issued to MLF
    Offshore  Portfolio  Company,  L.P. ("MLF Offshore") in exchange for the 10%
    senior  convertible  note,  due June 1, 2011,  which MLF Offshore  currently holds (the "Exchange").  As of the date hereof, the Issuer has not solicited proxies to approve the Exchange and there is no assurance  that the Exchange will be approved by the  shareholders  of the Issuer within 60 days from the date hereof.

------------------------                                  ----------------------
CUSIP No. 82967Y 10 4                 13D                    Page 5 of 13 Pages
------------------------                                  ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    MLF Capital Management, L.P.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    AF, OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    Delaware
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  0 shares
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   11,276,800(1) shares
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              0 shares
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              11,276,800(1) shares
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    11,276,800(1) shares
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    14.3%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) Includes  5,000,000  shares  issuable upon  conversion of the 8% convertible perpetual preferred stock of the Issuer (the "Convertible Preferred Stock"), since  issuance  of such  Convertible  Preferred  Stock could be approved by
    shareholders   within  60  days  from  the  date  hereof.  Upon  receipt  of shareholder approval, the Convertible Preferred Stock shall be issued to MLF
    Offshore  Portfolio  Company,  L.P. ("MLF Offshore") in exchange for the 10%
    senior  convertible  note,  due June 1, 2011,  which MLF Offshore  currently holds (the "Exchange").  As of the date hereof, the Issuer has not solicited proxies to approve the Exchange and there is no assurance  that the Exchange will be approved by the  shareholders  of the Issuer within 60 days from the date hereof.

------------------------                                  ----------------------
CUSIP No. 82967Y 10 4                 13D                    Page 6 of 13 Pages
------------------------                                  ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    MLF Holdings, LLC
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    AF, OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    Delaware
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  0 shares
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   11,276,800(1) shares
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              0 shares
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              11,276,800(1) shares
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    11,276,800(1) shares
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    14.3%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) Includes  5,000,000  shares  issuable upon  conversion of the 8% convertible perpetual preferred stock of the Issuer (the "Convertible Preferred Stock"), since  issuance  of such  Convertible  Preferred  Stock could be approved by
    shareholders   within  60  days  from  the  date  hereof.  Upon  receipt  of shareholder approval, the Convertible Preferred Stock shall be issued to MLF
    Offshore  Portfolio  Company,  L.P. ("MLF Offshore") in exchange for the 10%
    senior  convertible  note,  due June 1, 2011,  which MLF Offshore  currently holds (the "Exchange").  As of the date hereof, the Issuer has not solicited proxies to approve the Exchange and there is no assurance  that the Exchange will be approved by the  shareholders  of the Issuer within 60 days from the date hereof.

------------------------                                  ----------------------
CUSIP No. 82967Y 10 4                 13D                    Page 7 of 13 Pages
------------------------                                  ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    Matthew L. Feshbach
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    AF, OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  0 shares
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   11,276,800(1) shares
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              0 shares
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              11,276,800(1) shares
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    11,276,800(1) shares
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    14.3%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) Includes  5,000,000  shares  issuable upon  conversion of the 8% convertible perpetual preferred stock of the Issuer (the "Convertible Preferred Stock"), since  issuance  of such  Convertible  Preferred  Stock could be approved by
    shareholders   within  60  days  from  the  date  hereof.  Upon  receipt  of shareholder approval, the Convertible Preferred Stock shall be issued to MLF
    Offshore  Portfolio  Company,  L.P. ("MLF Offshore") in exchange for the 10%
    senior  convertible  note,  due June 1, 2011,  which MLF Offshore  currently holds (the "Exchange").  As of the date hereof, the Issuer has not solicited proxies to approve the Exchange and there is no assurance  that the Exchange will be approved by the  shareholders  of the Issuer within 60 days from the date hereof.

------------------------                                  ----------------------
CUSIP No. 82967Y 10 4                 13D                    Page 8 of 13 Pages
------------------------                                  ----------------------

      The  following  constitutes  Amendment  No. 3  ("Amendment  No. 3") to the
Schedule 13D filed by the undersigned.  This Amendment No. 3 amends the Schedule
13D as specifically set forth.

      Item 3 is hereby amended and restated to read as follows:

      Item 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

            As of February 6, 2007,  MLF Offshore  had invested (a)  $41,181,120
(inclusive of brokerage  commissions)  in shares of common stock (the  "Shares")
and (b) an additional  $15,000,000  in the 10% Note (as defined and described in
Item 6 hereof), which can be converted into Shares of the Issuer, subject to and conditioned upon approval of the  shareholders of the Issuer.  The source of the foregoing funds came from the working capital of MLF Offshore. None of MLFI, MLF
Cayman, Mr. Feshbach, MLF Holdings or MLF Capital directly owns any Shares.

      Items 5(a)-(c) are hereby amended and restated to read as follows:

Item 5.     INTEREST IN SECURITIES OF THE ISSUER.

            (a) The aggregate percentage of Shares reported owned by each person named  herein  is  based  upon  78,964,515  Shares,  which is the sum of (i) the
73,964,515  Shares  outstanding  as of  December  31,  2006,  as reported in the
Issuer's  Annual Report on Form 10-K, as filed with the  Securities and Exchange
Commission  on January 30, 2007 and (ii) the  5,000,000  Shares  issuable to MLF
Offshore upon the conversion of the Convertible  Preferred Stock issuable to MLF
Offshore, subject to shareholder approval.

            As of the close of business on February 6, 2007,  each of MLFI,  MLF
Offshore,  MLF Cayman, Mr. Feshbach,  MLF Holdings and MLF Capital  beneficially owned 11,276,800 Shares (consisting of (i) 6,276,800 Shares held directly by MLF
Offshore and (ii) 5,000,000  Shares  issuable to MLF Offshore upon conversion of the Convertible Preferred Stock issuable to MLF Offshore, subject to shareholder approval), constituting approximately 14.3% of the Shares outstanding.

            (b) Each of MLFI,  MLF  Offshore,  MLF  Cayman,  Mr.  Feshbach,  MLF
Holdings  and MLF Capital  shares the power to vote and dispose or to direct the vote and disposition of 11,276,800  Shares  (consisting of (i) 6,276,800  Shares held directly by MLF Offshore and (ii) 5,000,000 Shares issuable to MLF Offshore upon  conversion of the  Convertible  Preferred  Stock issuable to MLF Offshore, subject to shareholder approval), or 14.3% of the Shares outstanding.

            (c) Schedule A annexed hereto lists all  transactions  in the Shares during the past sixty days by the Reporting  Persons.  All of such  transactions were effected in the open market.

      Item 6 is hereby amended to include the following:

            On  September  29,  2006,  pursuant  to the terms of the  Securities
Purchase  Agreement,  dated as of September 25, 2006 (the  "Securities  Purchase
Agreement"),  by and between the Issuer,  ValueAct  Capital  Master  Fund,  L.P.
("ValueAct Capital") and MLF Offshore, MLF Offshore purchased from the Company a
10%  senior  convertible  note  due  June 1,  2011 in the  principal  amount  of
$15,000,000.  The 10% Note purchased by MLF Offshore will automatically  convert into 15,000 shares of 8%  convertible  perpetual  preferred  stock of the Issuer
(the "Convertible  Preferred Stock") upon stockholder approval of the conversion of the 10% Note and the related issuance of the Convertible Preferred Stock. The
Convertible Preferred Stock that would be issued upon conversion of the 10% Note purchased by MLF Offshore would initially be  convertible,  at the option of MLF
Offshore,  into  5,000,000  Shares  (the  "Conversion  Shares")  at  an  initial conversion  price of $3.00 per share of Common  Stock,  subject  to  adjustment.

------------------------                                  ----------------------
CUSIP No. 82967Y 10 4                 13D                    Page 9 of 13 Pages
------------------------                                  ----------------------

Under certain circumstances,  the Issuer would be able to require the conversion of the  Convertible  Preferred Stock into Shares on or after September 25, 2008.
Pursuant to the terms of a Registration Rights Agreement,  dated as of September
29,  2006 (the  "Registration  Rights  Agreement"),  by and  among  the  Issuer,
ValueAct Capital and MLF Offshore,  the Issuer has agreed to file a registration statement with the Securities and Exchange  Commission to register the resale of the  Convertible  Preferred  Stock and Common  Stock  issuable  upon  conversion thereof, and has also granted certain piggyback registration rights with respect thereto.

            In connection with the  transactions  contemplated by the Securities
Purchase Agreement,  MLF Offshore has entered into a Voting Agreement,  dated as of September 29, 2006 (the "Voting Agreement"), with ValueAct, Clayton, Dubilier
& Rice Fund V Limited  Partnership and Clayton,  Dubilier & Rice Fund VI Limited
Partnership,   in  which  MLF  Offshore  has  agreed  (i)  to  vote  all  Shares beneficially  owned by it in favor of the issuance of the Convertible  Preferred
Stock  upon  conversion  of the 10% Note and (ii)  not to  transfer  any  Shares beneficially owned by it to any person, unless such person agrees to be bound by the terms of the Voting Agreement.

            Each of the Securities  Purchase Agreement,  10% Note,  Registration
Rights  Agreement  and  Voting  Agreement  is filed  as an  exhibit  hereto  and incorporated herein by reference.

      Item 7 is hereby amended to include the following:

Item 7.     MATERIAL TO BE FILED AS EXHIBITS.

      No.   Exhibit Description
      ---   -------------------

      2.    Securities  Purchase  Agreement,  dated as of September 25, 2006, by and between Sirva, Inc.,  ValueAct Capital Master Fund, L.P. and MLF
            Offshore Portfolio Company, L.P.

      3.    Sirva, Inc. 10% Senior Convertible Note due June 1, 2011

      4.    Registration  Rights  Agreement,  dated as of September 29, 2006, by and among Sirva,  Inc.,  ValueAct  Capital Master Fund, L.P. and MLF
            Offshore Portfolio Company, L.P.

      5.    Voting  Agreement,  dated as of September 29, 2006,  among  ValueAct
            Capital Master Fund,  L.P., MLF Offshore  Portfolio  Company,  L.P.,
            Clayton,  Dubilier & Rice Fund V Limited  Partnership  and  Clayton,
            Dubilier & Rice Fund VI Limited Partnership.

------------------------                                  ----------------------
CUSIP No. 82967Y 10 4                 13D                    Page 10 of 13 Pages
------------------------                                  ----------------------

                                   SIGNATURES

      After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 9, 2007

                                           /s/ Matthew L. Feshbach
                                           -------------------------------------
                                           MATTHEW L. FESHBACH

                                           MLF INVESTMENTS, LLC

                                           By: /s/ Matthew L. Feshbach
                                               ---------------------------------
                                               Name: Matthew L. Feshbach
                                               Title: Managing Member

                                           MLF OFFSHORE PORTFOLIO COMPANY, L.P.

                                           By: MLF Cayman GP, Ltd.
                                               Title: General Partner

                                           By: MLF Capital Management, L.P.
                                               Sole shareholder

                                           By: MLF Holdings, LLC
                                               General Partner

                                           By: /s/ Matthew L. Feshbach
                                               ---------------------------------
                                                Name:  Matthew L. Feshbach
                                                Title: Managing Member

                                           MLF CAYMAN GP, LTD.

                                           By: MLF Capital Management, L.P.
                                               Sole shareholder

                                           By: MLF Holdings, LLC
                                               General Partner

                                           By: /s/ Matthew L. Feshbach
                                               ---------------------------------
                                               Name:  Matthew L. Feshbach
                                               Title:  Managing Member

------------------------                                  ----------------------
CUSIP No. 82967Y 10 4                 13D                    Page 11 of 13 Pages
------------------------                                  ----------------------

                                           MLF CAPITAL MANAGEMENT, L.P.

                                           By: MLF Holdings, LLC
                                               General Partner

                                           By: /s/ Matthew L. Feshbach
                                               ---------------------------------
                                               Name:  Matthew L. Feshbach
                                               Title: Managing Member

                                           MLF HOLDINGS, LLC

                                           By: /s/ Matthew L. Feshbach
                                               ---------------------------------
                                               Name:  Matthew L. Feshbach
                                               Title: Managing Member

------------------------                                  ----------------------
CUSIP No. 82967Y 10 4                 13D                    Page 12 of 13 Pages
------------------------                                  ----------------------

                                   SCHEDULE A
                                   ----------

               TRANSACTIONS IN THE SHARES DURING THE PAST 60 DAYS
               --------------------------------------------------

TRANSACTIONS BY MLF OFFSHORE PORTFOLIO COMPANY, L.P.

--------------------------------------------------------------------------------
   Shares of Common Stock         Price Per Share ($)           Date of Purchase
         Purchased
--------------------------------------------------------------------------------
          150,000                       $3.5265                     02/06/07
--------------------------------------------------------------------------------

MLF INVESTMENTS, LLC

      None

MLF CAYMAN GP, LTD.

      None

MLF CAPITAL MANAGEMENT, L.P.

      None

MLF HOLDINGS, LLC

      None

MATTHEW L. FESHBACH

      None

------------------------                                  ----------------------
CUSIP No. 82967Y 10 4                 13D                    Page 13 of 13 Pages
------------------------                                  ----------------------

                                  EXHIBIT INDEX

                 Exhibit                                   Page
                 -------                                   ----
1.  Joint Filing  Agreement by and among     Previously filed.
    MLF  Investments,  LLC, MLF Offshore
    Portfolio Company,  L.P., MLF Cayman
    GP,  Ltd.,  MLF Capital  Management,
    L.P., MLF Holdings,  LLC and Matthew
    L. Feshbach, dated June 28, 2005.

2.  Securities Purchase Agreement, dated     Incorporated    by   reference   to
    as of  September  25,  2006,  by and     Exhibit   10.1   of  the   Issuer's
    between   Sirva,   Inc.,    ValueAct     Current  Report  on Form 8-K  filed
    Capital  Master  Fund,  L.P. and MLF     with the  Securities  and  Exchange
    Offshore Portfolio Company, L.P.         Commission on September 29, 2006.

3.  Form  of  Sirva,   Inc.  10%  Senior     Incorporated    by   reference   to
    Convertible Note due June 1, 2011        Exhibit 4.1 of the Issuer's Current
                                             Report on Form 8-K  filed  with the
                                             Securities and Exchange  Commission
                                             on September 29, 2006.

4.  Registration Rights Agreement, dated     Incorporated    by   reference   to
    as of  September  29,  2006,  by and     Exhibit   10.2   of  the   Issuer's
    among Sirva, Inc.,  ValueAct Capital     Current  Report  on Form 8-K  filed
    Master  Fund,  L.P. and MLF Offshore     with the  Securities  and  Exchange
    Portfolio Company, L.P.                  Commission on September 29, 2006.

5.  Voting   Agreement,   dated   as  of     Incorporated    by   reference   to
    September 29, 2006,  among  ValueAct     Exhibit   10.3   of  the   Issuer's
    Capital   Master  Fund,   L.P.,  MLF     Current  Report  on Form 8-K  filed
    Offshore  Portfolio  Company,  L.P.,     with the  Securities  and  Exchange
    Clayton,  Dubilier  &  Rice  Fund  V     Commission on September 29, 2006.
    Limited   Partnership  and  Clayton,
    Dubilier  &  Rice  Fund  VI  Limited
    Partnership.